FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RECEIVED MAY 26 2004

Bear Stearns Asset Backed Securities I LLC
Exact Name of Registrant as Specified in Charter

0001283557
Registrant CIK Number

Form 8-K, May 25, 2004, Series 2004-HE4

333-113636

Name of Person Filing the Document
(If Other than the Registrant)

04031247

PROCESSED
MAY 28 2004
THOMSON
FINANCIAL

[TPW: NYLEGAL:232421.2] 17297-00190 05/25/04 10:34am

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC

By: ______________________

Name: Baron Silverstein

Title: Vice President

Dated: May 25, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Tranche: A1 (A1)							
	.00% CPR	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	1.10000	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1M_LIB**
	1.23000	**1.23000**	**1.23000**	**1.23000**	**1.23000**	**1.23000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
Price	**0**	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	.00	**.00**	**.00**	**.00**	**.00**	**.00**	**Accrued**
	16.602	**3.070**	**2.095**	**1.502**	**1.183**	**.994**	**Avg. Life**
	6/25/2004	**6/25/2004**	**6/25/2004**	**6/25/2004**	**6/25/2004**	**6/25/2004**	**Prin. Start Date**
	6/25/2031	**6/25/2013**	**6/25/2010**	**11/25/2008**	**11/25/2006**	**6/25/2006**	**Prin. End Date**
100.000000	1.297	1.298	1.298	1.298	1.299	1.300	Yield
	14.595	2.962	2.041	1.473	1.165	.980	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0504-HE4B-G01 : Prepay:.00% CPR	
G:BS0504-HE4B-G03 : Prepay:.00% CPR	
G:BS0504-HE4B-G2A : Prepay:.00% CPR	
G:BS0504-HE4B-G2B : Prepay:.00% CPR	
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P50 ACPR	
G:BS0504-HE4B-G03 : Prepay:P50 ACPR	
G:BS0504-HE4B-G2A : Prepay:A50 ACPR	
G:BS0504-HE4B-G2B : Prepay:A50 ACPR	
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P75 ACPR	
G:BS0504-HE4B-G03 : Prepay:P75 ACPR	
G:BS0504-HE4B-G2A : Prepay:A75 ACPR	
G:BS0504-HE4B-G2B : Prepay:A75 ACPR	
For other tranches :Prepay:P75 ACPR	Call:10%

The following auumptions were used to create Scenario3

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P100 ACPR	
G:BS0504-HE4B-G03 : Prepay:P100 ACPR	
G:BS0504-HE4B-G2A : Prepay:A100 ACPR	
G:BS0504-HE4B-G2B : Prepay:A100 ACPR	
For other tranches :Prepay:P100 ACPR	Call:10%

The following auumptions were used to create Scenario4

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P125 ACPR	
G:BS0504-HE4B-G03 : Prepay:P125 ACPR	
G:BS0504-HE4B-G2A : Prepay:A125 ACPR	
G:BS0504-HE4B-G2B : Prepay:A125 ACPR	
For other tranches :Prepay:P125 ACPR	Call:10%

The following auumptions were used to create Scenario5

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Assumptions
G:BS0504-HE4B-G01 : Prepay:P150 ACPR
G:BS0504-HE4B-G03 : Prepay:P150 ACPR
G:BS0504-HE4B-G2A : Prepay:A150 ACPR
G:BS0504-HE4B-G2B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G01	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G03	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2A	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A150 ACPR		.00000	100.00000

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Tranche: A2 (A2)							
	.00% CPR	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	1.10000	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1M_LIB**
	1.23000	**1.23000**	**1.23000**	**1.23000**	**1.23000**	**1.23000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
Price	**0**	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	.00	**.00**	**.00**	**.00**	**.00**	**.00**	**Accrued**
	16.602	**3.070**	**2.095**	**1.502**	**1.183**	**.994**	**Avg. Life**
	6/25/2004	**6/25/2004**	**6/25/2004**	**6/25/2004**	**6/25/2004**	**6/25/2004**	**Prin. Start Date**
	6/25/2031	**6/25/2013**	**6/25/2010**	**11/25/2008**	**11/25/2006**	**6/25/2006**	**Prin. End Date**
100.500000	1.594	1.460	1.385	1.291	1.202	1.122	Yield
	14.161	2.945	2.035	1.471	1.164	.981	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0504-HE4B-G01 : Prepay:.00% CPR	
G:BS0504-HE4B-G03 : Prepay:.00% CPR	
G:BS0504-HE4B-G2A : Prepay:.00% CPR	
G:BS0504-HE4B-G2B : Prepay:.00% CPR	
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P50 ACPR	
G:BS0504-HE4B-G03 : Prepay:P50 ACPR	
G:BS0504-HE4B-G2A : Prepay:A50 ACPR	
G:BS0504-HE4B-G2B : Prepay:A50 ACPR	
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P75 ACPR	
G:BS0504-HE4B-G03 : Prepay:P75 ACPR	
G:BS0504-HE4B-G2A : Prepay:A75 ACPR	
G:BS0504-HE4B-G2B : Prepay:A75 ACPR	
For other tranches :Prepay:P75 ACPR	Call:10%

The following auumptions were used to create Scenario3

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P100 ACPR	
G:BS0504-HE4B-G03 : Prepay:P100 ACPR	
G:BS0504-HE4B-G2A : Prepay:A100 ACPR	
G:BS0504-HE4B-G2B : Prepay:A100 ACPR	
For other tranches :Prepay:P100 ACPR	Call:10%

The following auumptions were used to create Scenario4

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P125 ACPR	
G:BS0504-HE4B-G03 : Prepay:P125 ACPR	
G:BS0504-HE4B-G2A : Prepay:A125 ACPR	
G:BS0504-HE4B-G2B : Prepay:A125 ACPR	
For other tranches :Prepay:P125 ACPR	Call:10%

The following auumptions were used to create Scenario5

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Assumptions	
G:BS0504-HE4B-G01 :	Prepay:P150 ACPR
G:BS0504-HE4B-G03 :	Prepay:P150 ACPR
G:BS0504-HE4B-G2A :	Prepay:A150 ACPR
G:BS0504-HE4B-G2B :	Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR	Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G01	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G03	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2A	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A150 ACPR		.00000	100.00000

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Tranche: A3 (A3)							
Price	**.00% CPR**	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	1.10000	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1M_LIB**
	1.23000	**1.23000**	**1.23000**	**1.23000**	**1.23000**	**1.23000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
	0	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	.00	**.00**	**.00**	**.00**	**.00**	**.00**	**Accrued**
	27.970	**11.556**	**7.802**	**5.728**	**3.531**	**2.379**	**Avg. Life**
	6/25/2031	**6/25/2013**	**6/25/2010**	**11/25/2008**	**11/25/2006**	**6/25/2006**	**Prin. Start Date**
	8/25/2032	**10/25/2016**	**10/25/2012**	**7/25/2010**	**3/25/2009**	**2/25/2007**	**Prin. End Date**
100.000000	1.649	1.650	1.650	1.649	1.649	1.650	Yield
	22.256	10.438	7.264	5.423	3.397	2.316	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0504-HE4B-G01 : Prepay:.00% CPR	
G:BS0504-HE4B-G03 : Prepay:.00% CPR	
G:BS0504-HE4B-G2A : Prepay:.00% CPR	
G:BS0504-HE4B-G2B : Prepay:.00% CPR	
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P50 ACPR	
G:BS0504-HE4B-G03 : Prepay:P50 ACPR	
G:BS0504-HE4B-G2A : Prepay:A50 ACPR	
G:BS0504-HE4B-G2B : Prepay:A50 ACPR	
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P75 ACPR	
G:BS0504-HE4B-G03 : Prepay:P75 ACPR	
G:BS0504-HE4B-G2A : Prepay:A75 ACPR	
G:BS0504-HE4B-G2B : Prepay:A75 ACPR	
For other tranches :Prepay:P75 ACPR	Call:10%

The following auumptions were used to create Scenario3

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P100 ACPR	
G:BS0504-HE4B-G03 : Prepay:P100 ACPR	
G:BS0504-HE4B-G2A : Prepay:A100 ACPR	
G:BS0504-HE4B-G2B : Prepay:A100 ACPR	
For other tranches :Prepay:P100 ACPR	Call:10%

The following auumptions were used to create Scenario4

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P125 ACPR	
G:BS0504-HE4B-G03 : Prepay:P125 ACPR	
G:BS0504-HE4B-G2A : Prepay:A125 ACPR	
G:BS0504-HE4B-G2B : Prepay:A125 ACPR	
For other tranches :Prepay:P125 ACPR	Call:10%

The following auumptions were used to create Scenario5

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Assumptions	
G:BS0504-HE4B-G01 :	Prepay:P150 ACPR
G:BS0504-HE4B-G03 :	Prepay:P150 ACPR
G:BS0504-HE4B-G2A :	Prepay:A150 ACPR
G:BS0504-HE4B-G2B :	Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR	Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G01	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G03	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2A	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A150 ACPR		.00000	100.00000

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Tranche: M1 (M1)							
	.00% CPR	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	1.10000	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1M_LIB**
	1.23000	**1.23000**	**1.23000**	**1.23000**	**1.23000**	**1.23000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
Price	**0**	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	.00	**.00**	**.00**	**.00**	**.00**	**.00**	**Accrued**
	25.839	**8.219**	**5.570**	**4.563**	**4.623**	**3.313**	**Avg. Life**
	1/25/2026	**5/25/2008**	**7/25/2007**	**12/25/2007**	**6/25/2008**	**2/25/2007**	**Prin. Start Date**
	8/25/2032	**10/25/2016**	**10/25/2012**	**7/25/2010**	**3/25/2009**	**3/25/2008**	**Prin. End Date**
100.000000	1.680	1.680	1.680	1.680	1.680	1.680	Yield
	20.795	7.558	5.249	4.352	4.415	3.196	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0504-HE4B-G01 : Prepay:.00% CPR
G:BS0504-HE4B-G03 : Prepay:.00% CPR
G:BS0504-HE4B-G2A : Prepay:.00% CPR
G:BS0504-HE4B-G2B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BS0504-HE4B-G01 : Prepay:P50 ACPR
G:BS0504-HE4B-G03 : Prepay:P50 ACPR
G:BS0504-HE4B-G2A : Prepay:A50 ACPR
G:BS0504-HE4B-G2B : Prepay:A50 ACPR
For other tranches :Prepay:P50 ACPR Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BS0504-HE4B-G01 : Prepay:P75 ACPR
G:BS0504-HE4B-G03 : Prepay:P75 ACPR
G:BS0504-HE4B-G2A : Prepay:A75 ACPR
G:BS0504-HE4B-G2B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BS0504-HE4B-G01 : Prepay:P100 ACPR
G:BS0504-HE4B-G03 : Prepay:P100 ACPR
G:BS0504-HE4B-G2A : Prepay:A100 ACPR
G:BS0504-HE4B-G2B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BS0504-HE4B-G01 : Prepay:P125 ACPR
G:BS0504-HE4B-G03 : Prepay:P125 ACPR
G:BS0504-HE4B-G2A : Prepay:A125 ACPR
G:BS0504-HE4B-G2B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Assumptions	
G:BS0504-HE4B-G01 :	Prepay:P150 ACPR
G:BS0504-HE4B-G03 :	Prepay:P150 ACPR
G:BS0504-HE4B-G2A :	Prepay:A150 ACPR
G:BS0504-HE4B-G2B :	Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR	Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G01	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G03	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2A	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A150 ACPR		.00000	100.00000

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Tranche: M2 (M2)							
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.23000	1.23000	1.23000	1.23000	1.23000	1.23000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	.00	.00	.00	.00	.00	.00	Accrued
	25.839	8.219	5.562	4.409	4.074	3.828	Avg. Life
	1/25/2026	5/25/2008	6/25/2007	9/25/2007	12/25/2007	3/25/2008	Prin. Start Date
	8/25/2032	10/25/2016	10/25/2012	7/25/2010	3/25/2009	3/25/2008	Prin. End Date
100.000000	2.396	2.397	2.397	2.397	2.397	2.396	Yield
	19.058	7.300	5.113	4.126	3.838	3.619	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0504-HE4B-G01 : Prepay:.00% CPR	
G:BS0504-HE4B-G03 : Prepay:.00% CPR	
G:BS0504-HE4B-G2A : Prepay:.00% CPR	
G:BS0504-HE4B-G2B : Prepay:.00% CPR	
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P50 ACPR	
G:BS0504-HE4B-G03 : Prepay:P50 ACPR	
G:BS0504-HE4B-G2A : Prepay:A50 ACPR	
G:BS0504-HE4B-G2B : Prepay:A50 ACPR	
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P75 ACPR	
G:BS0504-HE4B-G03 : Prepay:P75 ACPR	
G:BS0504-HE4B-G2A : Prepay:A75 ACPR	
G:BS0504-HE4B-G2B : Prepay:A75 ACPR	
For other tranches :Prepay:P75 ACPR	Call:10%

The following auumptions were used to create Scenario3

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P100 ACPR	
G:BS0504-HE4B-G03 : Prepay:P100 ACPR	
G:BS0504-HE4B-G2A : Prepay:A100 ACPR	
G:BS0504-HE4B-G2B : Prepay:A100 ACPR	
For other tranches :Prepay:P100 ACPR	Call:10%

The following auumptions were used to create Scenario4

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P125 ACPR	
G:BS0504-HE4B-G03 : Prepay:P125 ACPR	
G:BS0504-HE4B-G2A : Prepay:A125 ACPR	
G:BS0504-HE4B-G2B : Prepay:A125 ACPR	
For other tranches :Prepay:P125 ACPR	Call:10%

The following auumptions were used to create Scenario5

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Assumptions
G:BS0504-HE4B-G01 : Prepay:P150 ACPR
G:BS0504-HE4B-G03 : Prepay:P150 ACPR
G:BS0504-HE4B-G2A : Prepay:A150 ACPR
G:BS0504-HE4B-G2B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G01	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G03	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2A	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A150 ACPR		.00000	100.00000

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Tranche: M3 (M3)							
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.23000	1.23000	1.23000	1.23000	1.23000	1.23000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	.00	.00	.00	.00	.00	.00	Accrued
	25.839	8.219	5.554	4.353	3.885	3.816	Avg. Life
	1/25/2026	5/25/2008	6/25/2007	8/25/2007	11/25/2007	2/25/2008	Prin. Start Date
	8/25/2032	10/25/2016	10/25/2012	7/25/2010	3/25/2009	3/25/2008	Prin. End Date
100.000000	2.704	2.704	2.704	2.704	2.705	2.704	Yield
	18.375	7.194	5.052	4.042	3.640	3.583	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0504-HE4B-G01 : Prepay:.00% CPR	
G:BS0504-HE4B-G03 : Prepay:.00% CPR	
G:BS0504-HE4B-G2A : Prepay:.00% CPR	
G:BS0504-HE4B-G2B : Prepay:.00% CPR	
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P50 ACPR	
G:BS0504-HE4B-G03 : Prepay:P50 ACPR	
G:BS0504-HE4B-G2A : Prepay:A50 ACPR	
G:BS0504-HE4B-G2B : Prepay:A50 ACPR	
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P75 ACPR	
G:BS0504-HE4B-G03 : Prepay:P75 ACPR	
G:BS0504-HE4B-G2A : Prepay:A75 ACPR	
G:BS0504-HE4B-G2B : Prepay:A75 ACPR	
For other tranches :Prepay:P75 ACPR	Call:10%

The following auumptions were used to create Scenario3

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P100 ACPR	
G:BS0504-HE4B-G03 : Prepay:P100 ACPR	
G:BS0504-HE4B-G2A : Prepay:A100 ACPR	
G:BS0504-HE4B-G2B : Prepay:A100 ACPR	
For other tranches :Prepay:P100 ACPR	Call:10%

The following auumptions were used to create Scenario4

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P125 ACPR	
G:BS0504-HE4B-G03 : Prepay:P125 ACPR	
G:BS0504-HE4B-G2A : Prepay:A125 ACPR	
G:BS0504-HE4B-G2B : Prepay:A125 ACPR	
For other tranches :Prepay:P125 ACPR	Call:10%

The following auumptions were used to create Scenario5

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Assumptions
G:BS0504-HE4B-G01 : Prepay:P150 ACPR
G:BS0504-HE4B-G03 : Prepay:P150 ACPR
G:BS0504-HE4B-G2A : Prepay:A150 ACPR
G:BS0504-HE4B-G2B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G01	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G03	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2A	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A150 ACPR		.00000	100.00000

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Tranche: M4 (M4)							
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.23000	1.23000	1.23000	1.23000	1.23000	1.23000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	.00	.00	.00	.00	.00	.00	Accrued
	25.839	8.219	5.554	4.330	3.821	3.711	Avg. Life
	1/25/2026	5/25/2008	6/25/2007	8/25/2007	10/25/2007	12/25/2007	Prin. Start Date
	8/25/2032	10/25/2016	10/25/2012	7/25/2010	3/25/2009	3/25/2008	Prin. End Date
100.000000	3.166	3.167	3.167	3.166	3.166	3.168	Yield
	17.413	7.038	4.973	3.972	3.544	3.452	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0504-HE4B-G01 : Prepay:.00% CPR	
G:BS0504-HE4B-G03 : Prepay:.00% CPR	
G:BS0504-HE4B-G2A : Prepay:.00% CPR	
G:BS0504-HE4B-G2B : Prepay:.00% CPR	
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P50 ACPR	
G:BS0504-HE4B-G03 : Prepay:P50 ACPR	
G:BS0504-HE4B-G2A : Prepay:A50 ACPR	
G:BS0504-HE4B-G2B : Prepay:A50 ACPR	
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P75 ACPR	
G:BS0504-HE4B-G03 : Prepay:P75 ACPR	
G:BS0504-HE4B-G2A : Prepay:A75 ACPR	
G:BS0504-HE4B-G2B : Prepay:A75 ACPR	
For other tranches :Prepay:P75 ACPR	Call:10%

The following auumptions were used to create Scenario3

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P100 ACPR	
G:BS0504-HE4B-G03 : Prepay:P100 ACPR	
G:BS0504-HE4B-G2A : Prepay:A100 ACPR	
G:BS0504-HE4B-G2B : Prepay:A100 ACPR	
For other tranches :Prepay:P100 ACPR	Call:10%

The following auumptions were used to create Scenario4

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P125 ACPR	
G:BS0504-HE4B-G03 : Prepay:P125 ACPR	
G:BS0504-HE4B-G2A : Prepay:A125 ACPR	
G:BS0504-HE4B-G2B : Prepay:A125 ACPR	
For other tranches :Prepay:P125 ACPR	Call:10%

The following auumptions were used to create Scenario5

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Assumptions
G:BS0504-HE4B-G01 : Prepay:P150 ACPR
G:BS0504-HE4B-G03 : Prepay:P150 ACPR
G:BS0504-HE4B-G2A : Prepay:A150 ACPR
G:BS0504-HE4B-G2B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G01	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G03	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2A	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A150 ACPR		.00000	100.00000

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Tranche: M5 (M5)							
	.00% CPR	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	1.10000	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1M_LIB**
	1.23000	**1.23000**	**1.23000**	**1.23000**	**1.23000**	**1.23000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
Price	**0**	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	.00	**.00**	**.00**	**.00**	**.00**	**.00**	**Accrued**
	25.839	**8.219**	**5.554**	**4.320**	**3.776**	**3.601**	**Avg. Life**
	1/25/2026	**5/25/2008**	**6/25/2007**	**7/25/2007**	**9/25/2007**	**11/25/2007**	**Prin. Start Date**
	8/25/2032	**10/25/2016**	**10/25/2012**	**7/25/2010**	**3/25/2009**	**3/25/2008**	**Prin. End Date**
100.000000	3.526	3.527	3.527	3.526	3.527	3.527	Yield
	16.713	6.920	4.913	3.924	3.475	3.330	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0504-HE4B-G01 : Prepay:.00% CPR	
G:BS0504-HE4B-G03 : Prepay:.00% CPR	
G:BS0504-HE4B-G2A : Prepay:.00% CPR	
G:BS0504-HE4B-G2B : Prepay:.00% CPR	
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P50 ACPR	
G:BS0504-HE4B-G03 : Prepay:P50 ACPR	
G:BS0504-HE4B-G2A : Prepay:A50 ACPR	
G:BS0504-HE4B-G2B : Prepay:A50 ACPR	
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P75 ACPR	
G:BS0504-HE4B-G03 : Prepay:P75 ACPR	
G:BS0504-HE4B-G2A : Prepay:A75 ACPR	
G:BS0504-HE4B-G2B : Prepay:A75 ACPR	
For other tranches :Prepay:P75 ACPR	Call:10%

The following auumptions were used to create Scenario3

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P100 ACPR	
G:BS0504-HE4B-G03 : Prepay:P100 ACPR	
G:BS0504-HE4B-G2A : Prepay:A100 ACPR	
G:BS0504-HE4B-G2B : Prepay:A100 ACPR	
For other tranches :Prepay:P100 ACPR	Call:10%

The following auumptions were used to create Scenario4

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P125 ACPR	
G:BS0504-HE4B-G03 : Prepay:P125 ACPR	
G:BS0504-HE4B-G2A : Prepay:A125 ACPR	
G:BS0504-HE4B-G2B : Prepay:A125 ACPR	
For other tranches :Prepay:P125 ACPR	Call:10%

The following auumptions were used to create Scenario5

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P150 ACPR	
G:BS0504-HE4B-G03 : Prepay:P150 ACPR	
G:BS0504-HE4B-G2A : Prepay:A150 ACPR	
G:BS0504-HE4B-G2B : Prepay:A150 ACPR	
For other tranches :Prepay:P150 ACPR	Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G01	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G03	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2A	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A150 ACPR		.00000	100.00000

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Tranche: M6 (M6)							
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.23000	1.23000	1.23000	1.23000	1.23000	1.23000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	.00	.00	.00	.00	.00	.00	Accrued
	25.839	8.219	5.554	4.300	3.737	3.519	Avg. Life
	1/25/2026	5/25/2008	6/25/2007	7/25/2007	8/25/2007	10/25/2007	Prin. Start Date
	8/25/2032	10/25/2016	10/25/2012	7/25/2010	3/25/2009	3/25/2008	Prin. End Date
80.000000	6.926	8.858	10.220	11.398	12.159	12.512	Yield
	12.439	5.914	4.309	3.503	3.134	2.990	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0504-HE4B-G01 : Prepay:.00% CPR	
G:BS0504-HE4B-G03 : Prepay:.00% CPR	
G:BS0504-HE4B-G2A : Prepay:.00% CPR	
G:BS0504-HE4B-G2B : Prepay:.00% CPR	
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P50 ACPR	
G:BS0504-HE4B-G03 : Prepay:P50 ACPR	
G:BS0504-HE4B-G2A : Prepay:A50 ACPR	
G:BS0504-HE4B-G2B : Prepay:A50 ACPR	
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P75 ACPR	
G:BS0504-HE4B-G03 : Prepay:P75 ACPR	
G:BS0504-HE4B-G2A : Prepay:A75 ACPR	
G:BS0504-HE4B-G2B : Prepay:A75 ACPR	
For other tranches :Prepay:P75 ACPR	Call:10%

The following auumptions were used to create Scenario3

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P100 ACPR	
G:BS0504-HE4B-G03 : Prepay:P100 ACPR	
G:BS0504-HE4B-G2A : Prepay:A100 ACPR	
G:BS0504-HE4B-G2B : Prepay:A100 ACPR	
For other tranches :Prepay:P100 ACPR	Call:10%

The following auumptions were used to create Scenario4

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P125 ACPR	
G:BS0504-HE4B-G03 : Prepay:P125 ACPR	
G:BS0504-HE4B-G2A : Prepay:A125 ACPR	
G:BS0504-HE4B-G2B : Prepay:A125 ACPR	
For other tranches :Prepay:P125 ACPR	Call:10%

The following auumptions were used to create Scenario5

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Assumptions
G:BS0504-HE4B-G01 : Prepay:P150 ACPR
G:BS0504-HE4B-G03 : Prepay:P150 ACPR
G:BS0504-HE4B-G2A : Prepay:A150 ACPR
G:BS0504-HE4B-G2B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G01	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G03	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2A	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A150 ACPR		.00000	100.00000

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Tranche: M7 (M7)							
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.23000	1.23000	1.23000	1.23000	1.23000	1.23000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	.00	.00	.00	.00	.00	.00	Accrued
	25.839	8.219	5.554	4.291	3.695	3.420	Avg. Life
	1/25/2026	5/25/2008	6/25/2007	6/25/2007	7/25/2007	8/25/2007	Prin. Start Date
	8/25/2032	10/25/2016	10/25/2012	7/25/2010	3/25/2009	3/25/2008	Prin. End Date
80.000000	6.926	8.858	10.220	11.411	12.233	12.708	Yield
	12.439	5.914	4.309	3.495	3.099	2.910	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0504-HE4B-G01 : Prepay:.00% CPR	
G:BS0504-HE4B-G03 : Prepay:.00% CPR	
G:BS0504-HE4B-G2A : Prepay:.00% CPR	
G:BS0504-HE4B-G2B : Prepay:.00% CPR	
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P50 ACPR	
G:BS0504-HE4B-G03 : Prepay:P50 ACPR	
G:BS0504-HE4B-G2A : Prepay:A50 ACPR	
G:BS0504-HE4B-G2B : Prepay:A50 ACPR	
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P75 ACPR	
G:BS0504-HE4B-G03 : Prepay:P75 ACPR	
G:BS0504-HE4B-G2A : Prepay:A75 ACPR	
G:BS0504-HE4B-G2B : Prepay:A75 ACPR	
For other tranches :Prepay:P75 ACPR	Call:10%

The following auumptions were used to create Scenario3

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P100 ACPR	
G:BS0504-HE4B-G03 : Prepay:P100 ACPR	
G:BS0504-HE4B-G2A : Prepay:A100 ACPR	
G:BS0504-HE4B-G2B : Prepay:A100 ACPR	
For other tranches :Prepay:P100 ACPR	Call:10%

The following auumptions were used to create Scenario4

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P125 ACPR	
G:BS0504-HE4B-G03 : Prepay:P125 ACPR	
G:BS0504-HE4B-G2A : Prepay:A125 ACPR	
G:BS0504-HE4B-G2B : Prepay:A125 ACPR	
For other tranches :Prepay:P125 ACPR	Call:10%

The following auumptions were used to create Scenario5

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Assumptions
G:BS0504-HE4B-G01 : Prepay:P150 ACPR
G:BS0504-HE4B-G03 : Prepay:P150 ACPR
G:BS0504-HE4B-G2A : Prepay:A150 ACPR
G:BS0504-HE4B-G2B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G01	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G03	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2A	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A150 ACPR		.00000	100.00000

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Tranche: M7 (M7)							
Price	**.00% CPR**	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	1.10000	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1M_LIB**
	1.23000	**1.23000**	**1.23000**	**1.23000**	**1.23000**	**1.23000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
	0	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	.00	**.00**	**.00**	**.00**	**.00**	**.00**	**Accrued**
	25.839	**8.219**	**5.554**	**4.291**	**3.695**	**3.420**	**Avg. Life**
	1/25/2026	**5/25/2008**	**6/25/2007**	**6/25/2007**	**7/25/2007**	**8/25/2007**	**Prin. Start Date**
	8/25/2032	**10/25/2016**	**10/25/2012**	**7/25/2010**	**3/25/2009**	**3/25/2008**	**Prin. End Date**
100.000000	5.231	5.232	5.232	5.231	5.230	5.232	Yield
	13.902	6.400	4.643	3.729	3.276	3.061	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0504-HE4B-G01 : Prepay:.00% CPR	
G:BS0504-HE4B-G03 : Prepay:.00% CPR	
G:BS0504-HE4B-G2A : Prepay:.00% CPR	
G:BS0504-HE4B-G2B : Prepay:.00% CPR	
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P50 ACPR	
G:BS0504-HE4B-G03 : Prepay:P50 ACPR	
G:BS0504-HE4B-G2A : Prepay:A50 ACPR	
G:BS0504-HE4B-G2B : Prepay:A50 ACPR	
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P75 ACPR	
G:BS0504-HE4B-G03 : Prepay:P75 ACPR	
G:BS0504-HE4B-G2A : Prepay:A75 ACPR	
G:BS0504-HE4B-G2B : Prepay:A75 ACPR	
For other tranches :Prepay:P75 ACPR	Call:10%

The following auumptions were used to create Scenario3

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P100 ACPR	
G:BS0504-HE4B-G03 : Prepay:P100 ACPR	
G:BS0504-HE4B-G2A : Prepay:A100 ACPR	
G:BS0504-HE4B-G2B : Prepay:A100 ACPR	
For other tranches :Prepay:P100 ACPR	Call:10%

The following auumptions were used to create Scenario4

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P125 ACPR	
G:BS0504-HE4B-G03 : Prepay:P125 ACPR	
G:BS0504-HE4B-G2A : Prepay:A125 ACPR	
G:BS0504-HE4B-G2B : Prepay:A125 ACPR	
For other tranches :Prepay:P125 ACPR	Call:10%

The following auumptions were used to create Scenario5

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Assumptions	
G:BS0504-HE4B-G01 :	Prepay:P150 ACPR
G:BS0504-HE4B-G03 :	Prepay:P150 ACPR
G:BS0504-HE4B-G2A :	Prepay:A150 ACPR
G:BS0504-HE4B-G2B :	Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR	Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G01	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G03	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2A	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A150 ACPR		.00000	100.00000

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Tranche: M6 (M6)							
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.23000	1.23000	1.23000	1.23000	1.23000	1.23000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	.00	.00	.00	.00	.00	.00	Accrued
	25.839	8.219	5.554	4.300	3.737	3.519	Avg. Life
	1/25/2026	5/25/2008	6/25/2007	7/25/2007	8/25/2007	10/25/2007	Prin. Start Date
	8/25/2032	10/25/2016	10/25/2012	7/25/2010	3/25/2009	3/25/2008	Prin. End Date
100.000000	5.231	5.232	5.232	5.231	5.231	5.231	Yield
	13.902	6.400	4.643	3.736	3.310	3.142	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0504-HE4B-G01 : Prepay:.00% CPR	
G:BS0504-HE4B-G03 : Prepay:.00% CPR	
G:BS0504-HE4B-G2A : Prepay:.00% CPR	
G:BS0504-HE4B-G2B : Prepay:.00% CPR	
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P50 ACPR	
G:BS0504-HE4B-G03 : Prepay:P50 ACPR	
G:BS0504-HE4B-G2A : Prepay:A50 ACPR	
G:BS0504-HE4B-G2B : Prepay:A50 ACPR	
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P75 ACPR	
G:BS0504-HE4B-G03 : Prepay:P75 ACPR	
G:BS0504-HE4B-G2A : Prepay:A75 ACPR	
G:BS0504-HE4B-G2B : Prepay:A75 ACPR	
For other tranches :Prepay:P75 ACPR	Call:10%

The following auumptions were used to create Scenario3

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P100 ACPR	
G:BS0504-HE4B-G03 : Prepay:P100 ACPR	
G:BS0504-HE4B-G2A : Prepay:A100 ACPR	
G:BS0504-HE4B-G2B : Prepay:A100 ACPR	
For other tranches :Prepay:P100 ACPR	Call:10%

The following auumptions were used to create Scenario4

Assumptions	
G:BS0504-HE4B-G01 : Prepay:P125 ACPR	
G:BS0504-HE4B-G03 : Prepay:P125 ACPR	
G:BS0504-HE4B-G2A : Prepay:A125 ACPR	
G:BS0504-HE4B-G2B : Prepay:A125 ACPR	
For other tranches :Prepay:P125 ACPR	Call:10%

The following auumptions were used to create Scenario5

Settle Date: 5/27/2004 US Treasury Curve Date: 5/4/2004

Assumptions
G:BS0504-HE4B-G01 : Prepay:P150 ACPR
G:BS0504-HE4B-G03 : Prepay:P150 ACPR
G:BS0504-HE4B-G2A : Prepay:A150 ACPR
G:BS0504-HE4B-G2B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G01	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G03	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2A	.00% CPR		.00000	100.00000
G:BS0504-HE4B-G2B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A50 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A75 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A100 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A125 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G01	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G03	P150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2A	A150 ACPR		.00000	100.00000
G:BS0504-HE4B-G2B	A150 ACPR		.00000	100.00000

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Marketing Materials

$5,400,554 (Approximate)

Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-HE4

Bear Stearns Asset Backed Securities, Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

April 7, 2004

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$5,400,554 (Approximate)
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-HE4

Bear Stearns Asset Backed Securities, Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4), (5), (6)

Classes	Sizes	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings Moodys/S&P
Class A-1	$128,062,000	Floating	[1.50]	Not	offered	hereby	Aaa / AAA
Class A-2	75,000,000	Floating	[1.50]	Not	offered	hereby	Aaa / AAA
Class A-3	36,962,607	Floating	[5.69]	Not	offered	hereby	Aaa / AAA
Class M-1	18,001,846	Floating	[4.57]	Not	offered	hereby	Aa2 / AA
Class M-2	14,401,476	Floating	[4.43]	Not	offered	hereby	A2 / A
Class M-3	4,500,461	Floating	[4.38]	Not	offered	hereby	A3 / A-
Class M-4	3,300,338	Floating	[4.36]	Not	offered	hereby	Baa1 / BBB+
Class M-5	3,600,369	Floating	[4.34]	Not	offered	hereby	Baa2 / BBB
Class M-6	3,000,308	Floating	[4.33]	Not	offered	hereby	Baa3 / BBB-
Class M-7	5,400,554	Floating	[4.32]	[36]	[39]	[06/25/34]	Ba2 / BB

Notes:

(1) The Certificate sizes are approximate and subject to a variance of +/- 10%.
(2) Certificates are priced to the 10% optional clean-up call.
(3) Based on the pricing prepayment speed described herein.
(4) The Class A and Class M Certificates are subject to a Net WAC Rate Cap.
(5) The coupon for each class of Certificates is equal to the lesser of (a) One-month LIBOR plus the related margin and (b) the related Net WAC Rate Cap.
(6) After the Optional Termination Date, the margin on the Class A-3 will increase to 2.0 times its initial margin and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will increase to 1.5 times their related initial margins.

Depositor:	Bear Stearns Asset Backed Securities, Inc.
Originators:	Encore Credit Corporation (32%); People's Choice Home Loans, Inc. (58%); BayRock Mortgage Corporation (10%).
Master Servicer and Mortgage Loan Seller:	EMC Mortgage Corporation.
Trustee:	LaSalle Bank National Association.
Custodian:	Wells Fargo Bank, National Association.
Underwriter:	Bear, Stearns & Co. Inc.
Offered Certificates:	Approximately $5,400,554 floating-rate Certificates ("the Class M-7 Certificates"). The Class M-7 Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class CE Certificates, Class P Certificates and Class R Certificates will not be publicly offered hereby.
Collateral:	As of the Cut-Off Date, the Mortgage Loans consisted of approximately 1,872 fixed- and adjustable-rate, first and second lien, closed-end subprime mortgage loans totaling approximately $300,030,759.
Expected Pricing Date:	On or about April [7], 2004.
Closing Date:	On or about May [27], 2004.
Cut-off Date:	The close of business on May 1, 2004.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in June 2004.
Record Date:	The business day immediately preceding each Distribution Date.
Delay Days:	0 (zero) days on all Offered Certificates.

Determination Date: The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.

Interest Accrual Period: For any Distribution Date with respect to the Offered Certificates, is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding such Distribution Date. All distributions of interest on the offered certificates will be based on a 360-day year and the actual number of days in the applicable Interest Accrual Period. The Offered Certificates will initially settle flat (no accrued interest).

Prepayment Period: The Prepayment Period with respect to any Distribution Date is the period commencing on the 16th day of the month prior to the month in which the related distribution date occurs and ending on the 15th day of the month in which such distribution date occurs.

ERISA Considerations: It is not expected that the Offered Certificates will be ERISA eligible as of the Closing Date. However, the Offered Certificates may be purchased by certain insurance company general accounts using assets of a plan. Insurance companies should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of the acquisition and ownership of such certificates.

Legal Investment: It is not anticipated that any of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).

Tax Matters: The Trust will be established as one or more REMICs for federal income tax purposes.

Form of Registration: Fully-registered, Physical form.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Optional Termination: At its option, the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, has been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. Such a purchase will result in the early retirement of all the certificates. In such case, the Class A and the Class M Certificates will be redeemed at par plus accrued interest.

Administrative Fees: The sum of the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.500% per annum and the "Trustee Fee". Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.

Principal & Interest Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances:	The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Compensating Interest:	The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.
Step-up Coupon:	If the Optional Termination is not exercised, on the first Distribution Date following the Distribution Date on which it could have been exercised, the margin on the Class A-3 Certificates will increase to 2.0 times its initial margin and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.
Prepayment Assumption:	*Fixed Rate Mortgage Loans:* 4% CPR growing to 25% CPR over 12 months, and 25% CPR thereafter. *Adjustable Rate Mortgage Loans:* 4% CPR growing to 35% CPR over 12 months, and 35% CPR thereafter.
Credit Enhancement:	1. Excess Spread 2. Overcollateralization 3. Subordination
Interest Remittance Amount:	With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of servicing fees and trustee fees).
Overcollateralization Amount:	The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for realized losses) over (ii) the sum of the aggregate Certificate Principal Balance of the Class A and Class M Certificates, after taking into account the distributions of principal to be made on such Distribution Date.
Overcollateralization Target Amount:	With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 2.60% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 5.20% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $1,500,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates will be fully funded on the Closing Date.
Overcollateralization Increase Amount	With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cash flow from the Mortgage Loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount	With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Mortgage Loans for that Distribution Date.
Excess Overcollateralization Amount	With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount.
Stepdown Date:	The later to occur of (x) the Distribution Date occurring in June 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [40.00]%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any Class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % On/After Stepdown Date
A	[20.00]%	[40.00]%
M-1	[14.00]%	[28.00]%
M-2	[9.20]%	[18.40]%
M-3	[7.70]%	[15.40]%
M-4	[6.60]%	[13.20]%
M-5	[5.40]%	[10.80]%
M-6	[4.40]%	[8.80]%
M-7	[2.60]%	[5.20]%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more or in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [33]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
June 2007 through May 2008	[3.50]%
June 2008 through May 2009	[5.50]%
June 2009 through May 2010	[6.75]%
June 2010 and thereafter	[7.25]%

Realized Losses: Generally, any realized losses on the Mortgage Loans will be absorbed first by Excess Spread, second, by the Overcollateralization Amount, third, by the Class M Certificates in reverse numerical order and fourth, to the Class A Certificates on a pro rata basis, based on the amount of realized losses on the mortgage loans.

Expense Adjusted Mortgage Rate: The applicable mortgage rate (as adjusted for the actual number of days in the related Interest Accrual Period) on each Mortgage Loan as of the first day of the related Due Period minus the sum of the (i) Servicing Fee Rate and (ii) the Trustee Fee Rate.

Net WAC Rate Cap: For any Distribution Date and the Class A Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

For any Distribution Date and the Class M Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average Expense Adjusted Mortgage Rates on the then outstanding Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the Certificate Principal Balance of the related Class A Certificates.

Pass-Through Rates: The Pass-Through Rate on any Distribution Date for each class of Offered Certificates will equal the lesser of:

(a) One-Month LIBOR plus the related margin; and
(b) The related Net WAC Rate Cap.

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the interest accrued during the related Interest Accrual Period for such Class (excluding any Basis Risk Shortfall Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from any prior Distribution Dates, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, in each case, reduced by any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest payable by the Master Servicer and any shortfalls resulting from the application of the Relief Act.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date and any Class A Certificates is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.

Basis Risk Shortfall Carryover Amount: If, on any Distribution Date, the Pass-Through Rate for a class of Offered Certificates is based on the related Net WAC Rate Cap, the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable pass-through rate not been subject to the related Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date based on such Net WAC Rate Cap, together with the unpaid portion of any such amounts from prior Distribution Dates (and accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carryover Amount.

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial fixed-rate period of two, three or five years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods (such shortfalls, "Basis Risk Shortfalls"). This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If Basis Risk Shortfalls occur, they will be carried forward as Basis Risk Shortfall Carryover Amounts and is payable from net monthly excess cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

[The Class A and Class M Certificates will benefit from interest rate cap agreements pledged to the trust to mitigate their Basis Risk Shortfalls. The interest rate cap agreements will not guarantee that any of the Class A and Class M Certificates will receive interest at a pass-through rate based upon One-Month LIBOR plus the applicable margin on any Distribution Date. The interest rate cap agreement for the Class A Certificates will terminate after the Distribution Date in [ ]. The interest rate cap agreement for the Class M Certificates will terminate after the Distribution Date in [ ]. It is anticipated that the Yield Maintenance Agreement will include the following terms:]

- Class A Certificates Notional Balances: Strike Rate of 7.25% (capped at 9.25%) for months 1-24; and a Strike Rate of 8.50% (capped at 9.25%) for months 25-31.
- Class M Certificates Notional Balances: Strike Rate of 5.50% (capped at 7.50%) for months 1-39.

Interest Payment Priority:

On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Interest Remittance Amount, concurrently to the holders of the Class A Certificates pro rata based on the amount of accrued interest payable to such class of certificates, the Senior Interest Distribution Amount allocable to such Certificates. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the unrelated group;

(ii) from the remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates;

(vii) from the remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates; and

(viii) from the remaining Interest Remittance Amount, to the holders of the Class M-7 Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority: On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Principal Distribution Amounts shall be distributed as follows:

(i) the Principal Distribution Amount to the holders of the Class A-1 and Class A-2 Certificates, pro rata, until the Certificate Principal Balance of each such class has been reduced to zero; and then to the Class A-3 Certificates until the Certificate Principal Balance of such class has been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, any Principal Distribution Amount remaining after the distributions described in (i) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, any Principal Distribution Amount remaining after the distributions described in (i) and (ii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii) and (iii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii) and (iv) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv) and (v) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), and (vi) above, until the Certificate Principal Balance thereof has been reduced to zero; and

(viii) to the holders of the Class M-7 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi) and (vii) above, until the Certificate Principal Balance thereof has been reduced to zero.

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Principal Distribution Amounts shall be distributed as follows:

(i) to the holders of the Class A-1 and Class A-2 Certificates, pro rata, in each case to the extent of the Class A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero; and then to the Class A-3 Certificates, to the extent of the Class A Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(viii) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Net monthly excess cashflow Distributions:

With respect to any Distribution Date, any net monthly excess cashflow shall be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the Principal Distribution Amount;

(ii) from net monthly excess cashflow attributable to the Interest Remittance Amount, to the holders of the Class A Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iii) to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates, in that order, in an amount equal to the related Interest Carry Forward Amount allocable to such Certificates;

(iv) to make payments to a reserve account, to the extent required to distribute to the holders of the Offered Certificates any Basis Risk Carryover Amounts for such classes (after taking into account amounts paid under the interest rate cap agreements);

(v) to the holders of Offered Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(vi) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Principal Distribution Amount:

The Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date.

Class A Principal Distribution Amount:

The Class A Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 60.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,500,000.

Class M-1 Principal Distribution Amount:

The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 72.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,500,000.

Class M-2 Principal Distribution Amount:

The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 81.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,500,000.

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 84.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,500,000.

Class M-4 Principal Distribution Amount:

The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 86.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,500,000.

Class M-5 Principal Distribution Amount:

The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 89.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,500,000.

Class M-6 Principal Distribution Amount:

The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 91.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,500,000.

Class M-7 Principal Distribution Amount:

The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,500,000.

Class A Available Funds Cap

Period	Distribution Date	AFC Rate (1)	AFC Rate (2)	Period	Distribution Date	AFC Rate (1)	AFC Rate (2)
1	25-Jun-04	6.779	8.846	38	25-Jul-07	7.055	10.166
2	25-Jul-04	7.006	9.006	39	25-Aug-07	6.829	9.828
3	25-Aug-04	6.780	8.847	40	25-Sep-07	6.830	9.823
4	25-Sep-04	6.781	8.847	41	25-Oct-07	7.059	10.325
5	25-Oct-04	7.007	9.007	42	25-Nov-07	6.832	10.537
6	25-Nov-04	6.782	8.848	43	25-Dec-07	7.061	10.874
7	25-Dec-04	7.008	9.008	44	25-Jan-08	6.835	10.510
8	25-Jan-05	6.783	8.850	45	25-Feb-08	6.836	10.497
9	25-Feb-05	6.784	8.851	46	25-Mar-08	7.309	11.211
10	25-Mar-05	7.512	9.379	47	25-Apr-08	6.839	10.545
11	25-Apr-05	6.786	8.853	48	25-May-08	7.068	10.969
12	25-May-05	7.014	9.014	49	25-Jun-08	6.841	10.600
13	25-Jun-05	6.789	8.855	50	25-Jul-08	7.071	10.939
14	25-Jul-05	7.016	9.016	51	25-Aug-08	6.844	10.572
15	25-Aug-05	6.791	8.857	52	25-Sep-08	6.845	10.562
16	25-Sep-05	6.792	8.859	53	25-Oct-08	7.075	10.923
17	25-Oct-05	7.019	9.019	54	25-Nov-08	6.848	10.569
18	25-Nov-05	6.794	8.861	55	25-Dec-08	7.078	10.907
19	25-Dec-05	7.022	9.022	56	25-Jan-09	6.851	10.540
20	25-Jan-06	6.796	8.863	57	25-Feb-09	6.852	10.525
21	25-Feb-06	6.799	8.868	58	25-Mar-09	7.588	11.640
22	25-Mar-06	7.529	9.398	59	25-Apr-09	6.855	10.507
23	25-Apr-06	6.802	9.191	60	25-May-09	7.085	10.850
24	25-May-06	7.038	10.673	61	25-Jun-09	6.858	10.485
25	25-Jun-06	6.812	9.164	62	25-Jul-09	7.088	10.819
26	25-Jul-06	7.040	9.413	63	25-Aug-09	6.861	10.455
27	25-Aug-06	6.814	9.156	64	25-Sep-09	6.862	10.440
28	25-Sep-06	6.815	9.151	65	25-Oct-09	7.092	10.773
29	25-Oct-06	7.044	9.570	66	25-Nov-09	6.865	10.413
30	25-Nov-06	6.818	9.890	67	25-Dec-09	7.095	10.744
31	25-Dec-06	7.046	10.161	68	25-Jan-10	6.868	10.383
32	25-Jan-07	6.820	9.102	69	25-Feb-10	6.869	10.368
33	25-Feb-07	6.821	9.097	70	25-Mar-10	7.607	11.462
34	25-Mar-07	7.553	10.071	71	25-Apr-10	6.872	10.337
35	25-Apr-07	6.824	9.295	72	25-May-10	7.102	10.669
36	25-May-07	7.052	10.187	73	25-Jun-10	6.875	10.310
37	25-Jun-07	6.826	9.848	74	25-Jul-10	7.105	10.638
				75	25-Aug-10	6.878	10.279

(1) Assumes 1-month LIBOR at 1.10%, 6-month LIBOR at 1.23%, no losses and is run at the pricing speed to call.
(2) Assumes the 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Subordinate Classes Available Funds Cap

Period	Distribution Date	AFC Rate (1)	AFC Rate (2)	Period	Distribution Date	AFC Rate (1)	AFC Rate (2)
1	25-Jun-04	6.779	8.846	38	25-Jul-07	7.055	12.166
2	25-Jul-04	7.006	9.006	39	25-Aug-07	6.829	11.894
3	25-Aug-04	6.780	8.847	40	25-Sep-07	6.830	9.823
4	25-Sep-04	6.781	8.847	41	25-Oct-07	7.059	10.325
5	25-Oct-04	7.007	9.007	42	25-Nov-07	6.832	10.537
6	25-Nov-04	6.782	8.848	43	25-Dec-07	7.061	10.874
7	25-Dec-04	7.008	9.008	44	25-Jan-08	6.835	10.510
8	25-Jan-05	6.783	8.850	45	25-Feb-08	6.836	10.497
9	25-Feb-05	6.784	8.851	46	25-Mar-08	7.309	11.211
10	25-Mar-05	7.512	9.379	47	25-Apr-08	6.839	10.545
11	25-Apr-05	6.786	8.853	48	25-May-08	7.068	10.969
12	25-May-05	7.014	9.014	49	25-Jun-08	6.841	10.600
13	25-Jun-05	6.789	8.855	50	25-Jul-08	7.071	10.939
14	25-Jul-05	7.016	9.016	51	25-Aug-08	6.844	10.572
15	25-Aug-05	6.791	8.857	52	25-Sep-08	6.845	10.562
16	25-Sep-05	6.792	8.859	53	25-Oct-08	7.075	10.923
17	25-Oct-05	7.019	9.019	54	25-Nov-08	6.848	10.569
18	25-Nov-05	6.794	8.861	55	25-Dec-08	7.078	10.907
19	25-Dec-05	7.022	9.022	56	25-Jan-09	6.851	10.540
20	25-Jan-06	6.796	8.863	57	25-Feb-09	6.852	10.525
21	25-Feb-06	6.799	8.868	58	25-Mar-09	7.588	11.640
22	25-Mar-06	7.529	9.398	59	25-Apr-09	6.855	10.507
23	25-Apr-06	6.802	9.191	60	25-May-09	7.085	10.850
24	25-May-06	7.038	10.673	61	25-Jun-09	6.858	10.485
25	25-Jun-06	6.812	10.456	62	25-Jul-09	7.088	10.819
26	25-Jul-06	7.040	10.664	63	25-Aug-09	6.861	10.455
27	25-Aug-06	6.814	10.448	64	25-Sep-09	6.862	10.440
28	25-Sep-06	6.815	10.444	65	25-Oct-09	7.092	10.773
29	25-Oct-06	7.044	10.821	66	25-Nov-09	6.865	10.413
30	25-Nov-06	6.818	11.184	67	25-Dec-09	7.095	10.744
31	25-Dec-06	7.046	11.414	68	25-Jan-10	6.868	10.383
32	25-Jan-07	6.820	11.169	69	25-Feb-10	6.869	10.368
33	25-Feb-07	6.821	11.163	70	25-Mar-10	7.607	11.462
34	25-Mar-07	7.553	11.938	71	25-Apr-10	6.872	10.337
35	25-Apr-07	6.824	11.361	72	25-May-10	7.102	10.669
36	25-May-07	7.052	12.187	73	25-Jun-10	6.875	10.310
37	25-Jun-07	6.826	11.915	74	25-Jul-10	7.105	10.638
				75	25-Aug-10	6.878	10.279

(1) Assumes 1-month LIBOR at 1.10%, 6-month LIBOR at 1.23%, no losses and is run at the pricing speed to call.
(2) Assumes the 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Excess Spread Before Losses

Period	Distribution Date	Excess Spread (1)	Excess Spread (2)	Period	Distribution Date	Excess Spread (1)	Excess Spread (2)
1	25-Jun-04	554	554	38	25-Jul-07	502	366
2	25-Jul-04	549	545	39	25-Aug-07	503	351
3	25-Aug-04	544	536	40	25-Sep-07	507	349
4	25-Sep-04	543	530	41	25-Oct-07	515	369
5	25-Oct-04	548	529	42	25-Nov-07	511	364
6	25-Nov-04	542	514	43	25-Dec-07	519	377
7	25-Dec-04	547	509	44	25-Jan-08	513	354
8	25-Jan-05	541	491	45	25-Feb-08	514	349
9	25-Feb-05	540	478	46	25-Mar-08	527	379
10	25-Mar-05	555	487	47	25-Apr-08	515	343
11	25-Apr-05	539	451	48	25-May-08	521	369
12	25-May-05	543	445	49	25-Jun-08	515	346
13	25-Jun-05	536	423	50	25-Jul-08	520	358
14	25-Jul-05	541	419	51	25-Aug-08	514	336
15	25-Aug-05	534	395	52	25-Sep-08	513	331
16	25-Sep-05	533	382	53	25-Oct-08	519	347
17	25-Oct-05	537	380	54	25-Nov-08	513	334
18	25-Nov-05	531	356	55	25-Dec-08	520	349
19	25-Dec-05	535	355	56	25-Jan-09	513	328
20	25-Jan-06	528	333	57	25-Feb-09	514	325
21	25-Feb-06	527	323	58	25-Mar-09	533	379
22	25-Mar-06	543	348	59	25-Apr-09	514	321
23	25-Apr-06	524	325	60	25-May-09	520	342
24	25-May-06	529	435	61	25-Jun-09	514	322
25	25-Jun-06	522	412	62	25-Jul-09	521	338
26	25-Jul-06	526	416	63	25-Aug-09	514	318
27	25-Aug-06	519	393	64	25-Sep-09	515	315
28	25-Sep-06	517	383	65	25-Oct-09	521	332
29	25-Oct-06	521	396	66	25-Nov-09	515	316
30	25-Nov-06	513	395	67	25-Dec-09	521	332
31	25-Dec-06	517	402	68	25-Jan-10	515	311
32	25-Jan-07	509	378	69	25-Feb-10	515	308
33	25-Feb-07	507	369	70	25-Mar-10	534	362
34	25-Mar-07	524	410	71	25-Apr-10	516	303
35	25-Apr-07	503	364	72	25-May-10	522	324
36	25-May-07	507	391	73	25-Jun-10	516	303
37	25-Jun-07	498	367	74	25-Jul-10	522	319
				75	25-Aug-10	516	298

(1) Assumes 1-month LIBOR at 1.10%, 6-month LIBOR at 1.23%, and is run at the pricing speed to call.
(2) Assumes the Forward LIBOR curve and run at the pricing speed to call.

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$300,030,759		
Number of Loans	1,872		
Average Current Loan Balance	$160,273	$20,000	$638,800
(1) Original Combined Loan-to-Value Ratio	81.77%	20.00%	100.00%
(1) Mortgage Rate	7.5053%	4.9900%	12.9900%
(1) Net Mortgage Rate	7.0053%	4.4900%	12.4900%
(1) (3) Note Margin	5.7266%	3.5000%	11.1250%
(1) (3) Maximum Mortgage Rate	13.7442%	11.2500%	18.9900%
(1) (3) Minimum Mortgage Rate	7.3746%	3.5000%	12.1000%
(1) (3) Term to Next Rate Adjustment Rate (months)	24	20	60
(1) Original Term to Stated Maturity (months)	357	180	360
(1) Age (months)	1	0	3
(1) Remaining Term to Stated Maturity (months)	356	177	360
(1) (2) Credit Score	617	500	806

(1) Weighted Average reflected in Total.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable Rate	73.11%
	Fixed Rate	26.89%
Lien	First	95.15%
	Second	4.85%
Property Type	Two- to four- family units	9.13%
	Condo Low-Rise (less than 5 stories)	6.63%
	Planned Unit Developments (attached)	8.12%
	Single-family detached	75.30%
	Townhouse	0.82%
Geographic Distribution	California	49.30%
	Florida	9.90%
	Illinois	7.49%
	Georgia	5.74%
	Texas	3.85%
Number of States (including DC)	38	
Documentation Type	Full/Alternative	51.70%
	Limited	1.22%
	Stated Income	47.08%
Loans with Prepayment Penalties		84.91%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
500 - 519	49	7,193,781	2.40	146,812	77.36
520 - 539	142	21,911,643	7.30	154,307	77.37
540 - 559	179	30,145,601	10.05	168,411	76.95
560 - 579	156	24,823,514	8.27	159,125	78.36
580 - 599	191	33,472,862	11.16	175,251	80.92
600 - 619	271	42,173,402	14.06	155,621	84.93
620 - 639	246	36,611,404	12.20	148,827	84.12
640 - 659	222	34,663,031	11.55	156,140	82.23
660 - 679	158	27,885,037	9.29	176,488	84.80
680 - 699	104	16,623,091	5.54	159,837	82.78
700 - 719	64	10,130,258	3.38	158,285	84.43
720 - 739	32	4,890,579	1.63	152,831	83.95
740 - 759	30	5,883,058	1.96	196,102	83.62
760 - 779	18	2,096,161	0.70	116,453	83.43
780 - 799	9	1,402,336	0.47	155,815	79.07
800 - 819	1	125,000	0.04	125,000	100.00
TOTAL:	1,872	300,030,759	100.00	160,273	81.77

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 4.99%	4	494,553	0.16	123,638	594	77.22
5.00% - 9.99%	6	1,004,103	0.33	167,350	592	79.73
10.00% - 14.99%	9	1,162,521	0.39	129,169	655	70.87
15.00% - 19.99%	29	3,123,465	1.04	107,706	616	81.62
20.00% - 24.99%	67	7,562,005	2.52	112,866	616	84.50
25.00% - 29.99%	152	17,714,501	5.90	116,543	619	79.94
30.00% - 34.99%	216	29,606,803	9.87	137,069	625	80.34
35.00% - 39.99%	270	39,864,906	13.29	147,648	621	81.40
40.00% - 44.99%	405	67,216,338	22.40	165,966	622	82.76
45.00% - 49.99%	530	99,974,739	33.32	188,632	618	82.68
50.00% - 54.99%	182	32,055,424	10.68	176,129	592	79.50
55.00% - 55.00%	2	251,401	0.08	125,700	568	89.24
TOTAL:	1,872	300,030,759	100.00	160,273	617	81.77

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	691	44,438,318	14.81	64,310	621	84.81
$100,001 - $200,000	666	96,441,604	32.14	144,807	611	81.16
$200,001 - $300,000	293	71,751,385	23.91	244,885	609	80.79
$300,001 - $400,000	144	49,834,357	16.61	346,072	621	82.08
$400,001 - $500,000	58	26,385,946	8.79	454,930	634	81.37
$500,001 - $600,000	17	9,296,179	3.10	546,834	647	79.79
$600,001 - $700,000	3	1,882,970	0.63	627,657	640	86.12
TOTAL:	1,872	300,030,759	100.00	160,273	617	81.77

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.0000% - 4.5999%	1	194,000	0.06	194,000	673	73.21
4.5000% - 4.9999%	21	5,585,498	1.86	265,976	670	78.70
5.0000% - 5.4999%	107	25,055,398	8.35	234,163	649	76.25
5.5000% - 5.9999%	182	39,102,174	13.03	214,847	644	78.79
6.0000% - 6.4999%	240	52,651,324	17.55	219,381	627	81.41
6.5000% - 6.9999%	251	45,976,801	15.32	183,175	608	80.24
7.0000% - 7.4999%	329	57,507,158	19.17	174,794	605	82.87
7.5000% - 7.9999%	187	26,399,296	8.80	141,173	593	83.91
8.0000% - 8.4999%	161	19,157,599	6.39	118,991	580	83.55
8.5000% - 8.9999%	78	8,631,746	2.88	110,663	573	82.47
9.0000% - 9.4999%	122	8,884,427	2.96	72,823	625	88.65
9.5000% - 9.9999%	57	3,562,252	1.19	62,496	624	92.31
10.0000% - 10.4999%	76	4,050,332	1.35	53,294	648	96.77
10.5000% - 10.9999%	25	1,242,131	0.41	49,685	617	96.12
11.0000% - 11.4999%	26	1,476,675	0.49	56,795	613	92.90
11.5000% - 11.9999%	8	469,966	0.16	58,746	607	97.69
12.0000% - 12.4999%	1	83,981	0.03	83,981	704	100.00
TOTAL:	1,872	300,030,759	100.00	160,273	617	81.77

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	1	194,000	0.06	194,000	673	73.21
5.0000% - 5.4999%	15	3,934,698	1.31	262,313	662	77.31
5.5000% - 5.9999%	97	23,760,119	7.92	244,950	654	76.80
6.0000% - 6.4999%	137	28,966,446	9.65	211,434	645	78.28
6.5000% - 6.9999%	281	62,081,559	20.69	220,931	630	80.88
7.0000% - 7.4999%	203	37,425,080	12.47	184,360	612	80.46
7.5000% - 7.9999%	384	67,888,142	22.63	176,792	603	82.44
8.0000% - 8.4999%	173	25,324,703	8.44	146,386	596	83.69
8.5000% - 8.9999%	180	20,834,289	6.94	115,746	582	83.76
9.0000% - 9.4999%	71	8,558,325	2.85	120,540	569	82.16
9.5000% - 9.9999%	135	10,046,961	3.35	74,422	620	88.09
10.0000% - 10.4999%	42	2,722,514	0.91	64,822	624	90.06
10.5000% - 10.9999%	92	4,924,170	1.64	53,524	643	96.72
11.0000% - 11.4999%	18	1,022,565	0.34	56,809	620	95.31
11.5000% - 11.9999%	34	1,793,241	0.60	52,742	613	94.14
12.0000% - 12.4999%	8	469,966	0.16	58,746	607	97.69
12.5000% - 12.9999%	1	83,981	0.03	83,981	704	100.00
TOTAL:	1,872	300,030,759	100.00	160,273	617	81.77

Original Combined Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
20.00% - 24.99%	4	283,776	0.09	70,944	640
25.00% - 29.99%	2	159,742	0.05	79,871	593
30.00% - 34.99%	6	583,753	0.19	97,292	651
35.00% - 39.99%	10	1,213,573	0.40	121,357	588
40.00% - 44.99%	10	1,853,587	0.62	185,359	569
45.00% - 49.99%	11	1,697,895	0.57	154,354	633
50.00% - 54.99%	18	2,762,956	0.92	153,498	586
55.00% - 59.99%	35	5,893,759	1.96	168,393	618
60.00% - 64.99%	62	9,713,243	3.24	156,665	590
65.00% - 69.99%	69	13,257,277	4.42	192,134	595
70.00% - 74.99%	106	16,314,484	5.44	153,910	595
75.00% - 79.99%	179	31,156,108	10.38	174,056	596
80.00% - 84.99%	427	81,784,095	27.26	191,532	629
85.00% - 89.99%	224	41,310,483	13.77	184,422	608
90.00% - 94.99%	290	52,050,211	17.35	179,483	616
95.00% - 99.99%	142	20,402,432	6.80	143,679	643
100.00% - 100.00%	277	19,593,386	6.53	70,734	649
TOTAL:	1,872	300,030,759	100.00	160,273	617

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	695	147,923,064	49.30	212,838.94	619	80.25
Florida	240	29,690,500	9.90	123,710.42	615	80.64
Illinois	133	22,477,169	7.49	169,001.27	618	82.80
Georgia	130	17,230,101	5.74	132,539.24	625	88.77
Texas	92	11,545,042	3.85	125,489.59	642	83.62
Other(1)	582	71,164,884	23.73	122,276.43	607	83.09
TOTAL:	1,872	100.00	300,030,759	160,273	617	1,872

1) Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Purchase	782	105,979,196	35.32	135,523	641	86.15
Equity Refinance	940	167,826,327	55.94	178,539	604	79.00
Rate/Term Refinance	150	26,225,236	8.74	174,835	603	81.80
TOTAL:	1,872	300,030,759	100.00	160,273	617	81.77

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	1,020	155,118,147	51.70	152,077	606	82.19
Limited	22	3,648,984	1.22	165,863	603	76.01
Stated Income	830	141,263,628	47.08	170,197	630	81.46
TOTAL:	1,872	300,030,759	100.00	160,273	617	81.77

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	236	27,981,526	9.33	118,566	643	80.18
Primary Residence	1,624	270,199,004	90.06	166,379	614	81.89
Second/Vacation	12	1,850,229	0.62	154,186	631	88.50
TOTAL:	1,872	300,030,759	100.00	160,273	617	81.77

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	150	27,401,033	9.13	182,674	628	78.49
Condo Low-Rise (less than 5 stories)	138	19,877,368	6.63	144,039	631	83.99
Planned Unit Developments (attached)	145	24,351,762	8.12	167,943	630	81.85
Single-family detached	1,418	225,934,653	75.30	159,333	613	81.92
Townhouse	21	2,465,943	0.82	117,426	655	85.70
TOTAL:	1,872	300,030,759	100.00	160,273	617	81.77

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	314	45,262,411	15.09	144,148	616	83.39
6 Months	7	2,179,920	0.73	311,417	647	80.68
12 Months	63	13,661,198	4.55	216,844	624	80.15
24 Months	1,105	176,566,387	58.85	159,789	612	82.66
36 Months	381	62,198,654	20.73	163,251	630	78.46
60 Months	2	162,188	0.05	81,094	697	87.77
TOTAL:	1,872	300,030,759	100.00	160,273	617	81.77

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$286,829,405 (Approximate)

Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-HE4

Bear Stearns Asset Backed Securities, Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

April 7, 2004

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$286,829,405 (Approximate)
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-HE4

Bear Stearns Asset Backed Securities, Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4), (5), (6)

Classes	Sizes	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings Moodys/S&P
Class A-1	$128,062,000	Floating	[1.50]	[0]	[52]	[07/25/31]	Aaa / AAA
Class A-2	75,000,000	Floating	[1.50]	[0]	[52]	[07/25/31]	Aaa / AAA
Class A-3	36,962,607	Floating	[5.69]	[51]	[24]	[06/25/34]	Aaa / AAA
Class M-1	18,001,846	Floating	[4.57]	[42]	[33]	[06/25/34]	Aa2 / AA
Class M-2	14,401,476	Floating	[4.43]	[39]	[36]	[06/25/34]	A2 / A
Class M-3	4,500,461	Floating	[4.38]	[38]	[37]	[06/25/34]	A3 / A-
Class M-4	3,300,338	Floating	[4.36]	[38]	[37]	[06/25/34]	Baa1 / BBB+
Class M-5	3,600,369	Floating	[4.34]	[37]	[38]	[06/25/34]	Baa2 / BBB
Class M-6	3,000,308	Floating	[4.33]	[37]	[38]	[06/25/34]	Baa3 / BBB-
Class M-7	5,400,554	Floating	[4.32]	Not	offered	hereby	-

Notes:

(1) The Certificate sizes are approximate and subject to a variance of +/- 10%.
(2) Certificates are priced to the 10% optional clean-up call.
(3) Based on the pricing prepayment speed described herein.
(4) The Class A and Class M Certificates are subject to a Net WAC Rate Cap.
(5) The coupon for each class of Certificates is equal to the lesser of (a) One-Month LIBOR plus the related margin and (b) the related Net WAC Rate Cap.
(6) After the Optional Termination Date, the margin on the Class A-3 will increase to 2.0 times its initial margin and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will increase to 1.5 times their related initial margins.

Depositor:	Bear Stearns Asset Backed Securities, Inc.
Originators:	Encore Credit Corporation (32%); People's Choice Home Loans, Inc. (58%); BayRock Mortgage Corporation (10%).
Master Servicer and Mortgage Loan Seller:	EMC Mortgage Corporation.
Trustee:	LaSalle Bank National Association.
Custodian:	Wells Fargo Bank, National Association.
Underwriter:	Bear, Stearns & Co. Inc.
Offered Certificates:	Approximately $240,024,607 senior floating-rate Certificates ("the Class A Certificates") and approximately $46,804,798 mezzanine floating-rate Certificates ("the Class M Certificates". The Class A Certificates and Class M Certificates (other than the Class M-7 Certificates) are referred to together as, the "Offered Certificates". The Class A Certificates and the Class M Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Class M-7 Certificates, Class CE Certificates, Class P Certificates and Class R Certificates will not be publicly offered.
Collateral:	As of the Cut-Off Date, the Mortgage Loans consisted of approximately 1,872 fixed- and adjustable-rate, first and second lien, closed-end subprime mortgage loans totaling approximately $300,030,759.
Expected Pricing Date:	On or about April [7], 2004.
Closing Date:	On or about May [27], 2004.
Cut-off Date:	The close of business on May 1, 2004.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in June 2004.
Record Date:	The business day immediately preceding each Distribution Date.
Delay Days:	0 (zero) days on all Offered Certificates.

Determination Date:	The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Interest Accrual Period:	For any Distribution Date with respect to the Offered Certificates, is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding such Distribution Date. All distributions of interest on the offered certificates will be based on a 360-day year and the actual number of days in the applicable Interest Accrual Period. The Offered Certificates will initially settle flat (no accrued interest).
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the 16th day of the month prior to the month in which the related distribution date occurs and ending on the 15th day of the month in which such distribution date occurs.
ERISA Considerations:	It is expected that the Offered Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.
Legal Investment:	It is not anticipated that any of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).
Tax Matters:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Optional Termination:	At its option, the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, has been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. Such a purchase will result in the early retirement of all the certificates. In such case, the Class A and the Class M Certificates will be redeemed at par plus accrued interest.
Administrative Fees:	The sum of the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.500% per annum and the "Trustee Fee". Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Principal & Interest Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances: The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest: The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Step-up Coupon: If the Optional Termination is not exercised, on the first Distribution Date following the Distribution Date on which it could have been exercised, the margin on the Class A-3 Certificates will increase to 2.0 times its initial margin and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

Prepayment Assumption: *Fixed Rate Mortgage Loans:* 4% CPR growing to 25% CPR over 12 months, and 25% CPR thereafter.
Adjustable Rate Mortgage Loans: 4% CPR growing to 35% CPR over 12 months, and 35% CPR thereafter.

Credit Enhancement:

1. Excess Spread
2. Overcollateralization
3. Subordination

Interest Remittance Amount: With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of servicing fees and trustee fees).

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for realized losses) over (ii) the sum of the aggregate Certificate Principal Balance of the Class A and Class M Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 2.60% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 5.20% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $1,500,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates will be fully funded on the Closing Date.

Overcollateralization Increase Amount With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cash flow from the Mortgage Loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount

With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Mortgage Loans for that Distribution Date.

Excess Overcollateralization Amount

With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount.

Stepdown Date:

The later to occur of (x) the Distribution Date occurring in June 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [40.00]%.

Credit Enhancement Percentage:

The Credit Enhancement Percentage for any Class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % On/After Stepdown Date
A	[20.00]%	[40.00]%
M-1	[14.00]%	[28.00]%
M-2	[9.20]%	[18.40]%
M-3	[7.70]%	[15.40]%
M-4	[6.60]%	[13.20]%
M-5	[5.40]%	[10.80]%
M-6	[4.40]%	[8.80]%
M-7	[2.60]%	[5.20]%

Trigger Event:

If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test:

The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more or in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [33]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
June 2007 through May 2008	[3.50]%
June 2008 through May 2009	[5.50]%
June 2009 through May 2010	[6.75]%
June 2010 and thereafter	[7.25]%

Realized Losses: Generally, any realized losses on the Mortgage Loans will be absorbed first by Excess Spread, second, by the Overcollateralization Amount, third, by the Class M Certificates in reverse numerical order and fourth, to the Class A Certificates on a pro rata basis, based on the amount of realized losses on the mortgage loans.

Expense Adjusted Mortgage Rate: The applicable mortgage rate (as adjusted for the actual number of days in the related Interest Accrual Period) on each Mortgage Loan as of the first day of the related Due Period minus the sum of the (i) Servicing Fee Rate and (ii) the Trustee Fee Rate.

Net WAC Rate Cap: For any Distribution Date and the Class A Certificates and Class M Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

Pass-Through Rates: The Pass-Through Rate on any Distribution Date for each class of Offered Certificates will equal the lesser of:

(a) One-Month LIBOR plus the related margin; and
(b) The related Net WAC Rate Cap.

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the interest accrued during the related Interest Accrual Period for such Class (excluding any Basis Risk Shortfall Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from any prior Distribution Dates, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, in each case, reduced by any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest payable by the Master Servicer and any shortfalls resulting from the application of the Relief Act.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date and any Class A Certificates is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.

Basis Risk Shortfall Carryover Amount:

If, on any Distribution Date, the Pass-Through Rate for a class of Offered Certificates is based on the related Net WAC Rate Cap, the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable pass-through rate not been subject to the related Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date based on such Net WAC Rate Cap, together with the unpaid portion of any such amounts from prior Distribution Dates (and accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carryover Amount.

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial fixed-rate period of two, three or five years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods (such shortfalls, "Basis Risk Shortfalls"). This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If Basis Risk Shortfalls occur, they will be carried forward as Basis Risk Shortfall Carryover Amounts and is payable from net monthly excess cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

[The Class A and Class M Certificates will benefit from interest rate cap agreements pledged to the trust to mitigate their Basis Risk Shortfalls. The interest rate cap agreements will not guarantee that any of the Class A and Class M Certificates will receive interest at a pass-through rate based upon One-Month LIBOR plus the applicable margin on any Distribution Date. The interest rate cap agreement for the Class A Certificates will terminate after the Distribution Date in [ ]. The interest rate cap agreement for the Class M Certificates will terminate after the Distribution Date in [ ]. It is anticipated that the Yield Maintenance Agreement will include the following terms:]

- Class A Certificates Notional Balances: Strike Rate of 7.25% (capped at 9.25%) for months 1-24; and a Strike Rate of 8.50% (capped at 9.25%) for months 25-31.
- Class M Certificates Notional Balances: Strike Rate of 5.50% (capped at 7.50%) for months 1-39.

Interest Payment Priority:

On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Interest Remittance Amount, concurrently to the holders of the Class A Certificates pro rata based on the amount of accrued interest payable to such class of certificates, the Senior Interest Distribution Amount allocable to such Certificates;

(ii) from the remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates;

(vii) from the remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates; and

(viii) from the remaining Interest Remittance Amount, to the holders of the Class M-7 Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Principal Distribution Amounts shall be distributed as follows:

(i) the Principal Distribution Amount to the holders of the Class A-1 and Class A-2 Certificates, pro rata, until the Certificate Principal Balance of each such class has been reduced to zero; and then to the Class A-3 Certificates until the Certificate Principal Balance of such class has been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, any Principal Distribution Amount remaining after the distributions described in (i) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, any Principal Distribution Amount remaining after the distributions described in (i) and (ii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii) and (iii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii) and (iv) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv) and (v) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), and (vi) above, until the Certificate Principal Balance thereof has been reduced to zero; and

(viii) to the holders of the Class M-7 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi) and (vii) above, until the Certificate Principal Balance thereof has been reduced to zero.

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Principal Distribution Amounts shall be distributed as follows:

(i) to the holders of the Class A-1 and Class A-2 Certificates, pro rata, in each case to the extent of the Class A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero; and then to the Class A-3 Certificates, to the extent of the Class A Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(viii) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Net monthly excess cashflow Distributions:

With respect to any Distribution Date, any net monthly excess cashflow shall be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the Principal Distribution Amount;

(ii) from net monthly excess cashflow attributable to the Interest Remittance Amount, to the holders of the Class A Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iii) to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates, in that order, in an amount equal to the related Interest Carry Forward Amount allocable to such Certificates;

(iv) to make payments to a reserve account, to the extent required to distribute to the holders of the Offered Certificates any Basis Risk Carryover Amounts for such classes (after taking into account amounts paid under the interest rate cap agreements);

(v) to the holders of Offered Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(vi) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Principal Distribution Amount:

The Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date.

Class A Principal Distribution Amount:

The Class A Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 60.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,500,000.

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 72.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,500,000.

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 81.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,500,000.

Class M-3 Principal Distribution Amount: The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 84.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,500,000.

Class M-4 Principal Distribution Amount: The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 86.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,500,000.

Class M-5 Principal Distribution Amount: The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 89.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,500,000.

Class M-6 Principal Distribution Amount:	The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 91.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,500,000.
Class M-7 Principal Distribution Amount:	The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,500,000.

Class A Available Funds Cap

Period	Distribution Date	AFC Rate (1)	AFC Rate (2)	Period	Distribution Date	AFC Rate (1)	AFC Rate (2)
1	25-Jun-04	6.779	8.846	38	25-Jul-07	7.055	10.166
2	25-Jul-04	7.006	9.006	39	25-Aug-07	6.829	9.828
3	25-Aug-04	6.780	8.847	40	25-Sep-07	6.830	9.823
4	25-Sep-04	6.781	8.847	41	25-Oct-07	7.059	10.325
5	25-Oct-04	7.007	9.007	42	25-Nov-07	6.832	10.537
6	25-Nov-04	6.782	8.848	43	25-Dec-07	7.061	10.874
7	25-Dec-04	7.008	9.008	44	25-Jan-08	6.835	10.510
8	25-Jan-05	6.783	8.850	45	25-Feb-08	6.836	10.497
9	25-Feb-05	6.784	8.851	46	25-Mar-08	7.309	11.211
10	25-Mar-05	7.512	9.379	47	25-Apr-08	6.839	10.545
11	25-Apr-05	6.786	8.853	48	25-May-08	7.068	10.969
12	25-May-05	7.014	9.014	49	25-Jun-08	6.841	10.600
13	25-Jun-05	6.789	8.855	50	25-Jul-08	7.071	10.939
14	25-Jul-05	7.016	9.016	51	25-Aug-08	6.844	10.572
15	25-Aug-05	6.791	8.857	52	25-Sep-08	6.845	10.562
16	25-Sep-05	6.792	8.859	53	25-Oct-08	7.075	10.923
17	25-Oct-05	7.019	9.019	54	25-Nov-08	6.848	10.569
18	25-Nov-05	6.794	8.861	55	25-Dec-08	7.078	10.907
19	25-Dec-05	7.022	9.022	56	25-Jan-09	6.851	10.540
20	25-Jan-06	6.796	8.863	57	25-Feb-09	6.852	10.525
21	25-Feb-06	6.799	8.868	58	25-Mar-09	7.588	11.640
22	25-Mar-06	7.529	9.398	59	25-Apr-09	6.855	10.507
23	25-Apr-06	6.802	9.191	60	25-May-09	7.085	10.850
24	25-May-06	7.038	10.673	61	25-Jun-09	6.858	10.485
25	25-Jun-06	6.812	9.164	62	25-Jul-09	7.088	10.819
26	25-Jul-06	7.040	9.413	63	25-Aug-09	6.861	10.455
27	25-Aug-06	6.814	9.156	64	25-Sep-09	6.862	10.440
28	25-Sep-06	6.815	9.151	65	25-Oct-09	7.092	10.773
29	25-Oct-06	7.044	9.570	66	25-Nov-09	6.865	10.413
30	25-Nov-06	6.818	9.890	67	25-Dec-09	7.095	10.744
31	25-Dec-06	7.046	10.161	68	25-Jan-10	6.868	10.383
32	25-Jan-07	6.820	9.102	69	25-Feb-10	6.869	10.368
33	25-Feb-07	6.821	9.097	70	25-Mar-10	7.607	11.462
34	25-Mar-07	7.553	10.071	71	25-Apr-10	6.872	10.337
35	25-Apr-07	6.824	9.295	72	25-May-10	7.102	10.669
36	25-May-07	7.052	10.187	73	25-Jun-10	6.875	10.310
37	25-Jun-07	6.826	9.848	74	25-Jul-10	7.105	10.638
				75	25-Aug-10	6.878	10.279

(1) Assumes 1-month LIBOR at 1.10%, 6-month LIBOR at 1.23%, no losses and is run at the pricing speed to call.
(2) Assumes the 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Subordinate Classes Available Funds Cap

Period	Distribution Date	AFC Rate (1)	AFC Rate (2)	Period	Distribution Date	AFC Rate (1)	AFC Rate (2)
1	25-Jun-04	6.779	8.846	38	25-Jul-07	7.055	12.166
2	25-Jul-04	7.006	9.006	39	25-Aug-07	6.829	11.894
3	25-Aug-04	6.780	8.847	40	25-Sep-07	6.830	9.823
4	25-Sep-04	6.781	8.847	41	25-Oct-07	7.059	10.325
5	25-Oct-04	7.007	9.007	42	25-Nov-07	6.832	10.537
6	25-Nov-04	6.782	8.848	43	25-Dec-07	7.061	10.874
7	25-Dec-04	7.008	9.008	44	25-Jan-08	6.835	10.510
8	25-Jan-05	6.783	8.850	45	25-Feb-08	6.836	10.497
9	25-Feb-05	6.784	8.851	46	25-Mar-08	7.309	11.211
10	25-Mar-05	7.512	9.379	47	25-Apr-08	6.839	10.545
11	25-Apr-05	6.786	8.853	48	25-May-08	7.068	10.969
12	25-May-05	7.014	9.014	49	25-Jun-08	6.841	10.600
13	25-Jun-05	6.789	8.855	50	25-Jul-08	7.071	10.939
14	25-Jul-05	7.016	9.016	51	25-Aug-08	6.844	10.572
15	25-Aug-05	6.791	8.857	52	25-Sep-08	6.845	10.562
16	25-Sep-05	6.792	8.859	53	25-Oct-08	7.075	10.923
17	25-Oct-05	7.019	9.019	54	25-Nov-08	6.848	10.569
18	25-Nov-05	6.794	8.861	55	25-Dec-08	7.078	10.907
19	25-Dec-05	7.022	9.022	56	25-Jan-09	6.851	10.540
20	25-Jan-06	6.796	8.863	57	25-Feb-09	6.852	10.525
21	25-Feb-06	6.799	8.868	58	25-Mar-09	7.588	11.640
22	25-Mar-06	7.529	9.398	59	25-Apr-09	6.855	10.507
23	25-Apr-06	6.802	9.191	60	25-May-09	7.085	10.850
24	25-May-06	7.038	10.673	61	25-Jun-09	6.858	10.485
25	25-Jun-06	6.812	10.456	62	25-Jul-09	7.088	10.819
26	25-Jul-06	7.040	10.664	63	25-Aug-09	6.861	10.455
27	25-Aug-06	6.814	10.448	64	25-Sep-09	6.862	10.440
28	25-Sep-06	6.815	10.444	65	25-Oct-09	7.092	10.773
29	25-Oct-06	7.044	10.821	66	25-Nov-09	6.865	10.413
30	25-Nov-06	6.818	11.184	67	25-Dec-09	7.095	10.744
31	25-Dec-06	7.046	11.414	68	25-Jan-10	6.868	10.383
32	25-Jan-07	6.820	11.169	69	25-Feb-10	6.869	10.368
33	25-Feb-07	6.821	11.163	70	25-Mar-10	7.607	11.462
34	25-Mar-07	7.553	11.938	71	25-Apr-10	6.872	10.337
35	25-Apr-07	6.824	11.361	72	25-May-10	7.102	10.669
36	25-May-07	7.052	12.187	73	25-Jun-10	6.875	10.310
37	25-Jun-07	6.826	11.915	74	25-Jul-10	7.105	10.638
				75	25-Aug-10	6.878	10.279

(1) Assumes 1-month LIBOR at 1.10%, 6-month LIBOR at 1.23%, no losses and is run at the pricing speed to call.
(2) Assumes the 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Excess Spread Before Losses

Period	Distribution Date	Excess Spread (1)	Excess Spread (2)	Period	Distribution Date	Excess Spread (1)	Excess Spread (2)
1	25-Jun-04	554	554	38	25-Jul-07	502	366
2	25-Jul-04	549	545	39	25-Aug-07	503	351
3	25-Aug-04	544	536	40	25-Sep-07	507	349
4	25-Sep-04	543	530	41	25-Oct-07	515	369
5	25-Oct-04	548	529	42	25-Nov-07	511	364
6	25-Nov-04	542	514	43	25-Dec-07	519	377
7	25-Dec-04	547	509	44	25-Jan-08	513	354
8	25-Jan-05	541	491	45	25-Feb-08	514	349
9	25-Feb-05	540	478	46	25-Mar-08	527	379
10	25-Mar-05	555	487	47	25-Apr-08	515	343
11	25-Apr-05	539	451	48	25-May-08	521	369
12	25-May-05	543	445	49	25-Jun-08	515	346
13	25-Jun-05	536	423	50	25-Jul-08	520	358
14	25-Jul-05	541	419	51	25-Aug-08	514	336
15	25-Aug-05	534	395	52	25-Sep-08	513	331
16	25-Sep-05	533	382	53	25-Oct-08	519	347
17	25-Oct-05	537	380	54	25-Nov-08	513	334
18	25-Nov-05	531	356	55	25-Dec-08	520	349
19	25-Dec-05	535	355	56	25-Jan-09	513	328
20	25-Jan-06	528	333	57	25-Feb-09	514	325
21	25-Feb-06	527	323	58	25-Mar-09	533	379
22	25-Mar-06	543	348	59	25-Apr-09	514	321
23	25-Apr-06	524	325	60	25-May-09	520	342
24	25-May-06	529	435	61	25-Jun-09	514	322
25	25-Jun-06	522	412	62	25-Jul-09	521	338
26	25-Jul-06	526	416	63	25-Aug-09	514	318
27	25-Aug-06	519	393	64	25-Sep-09	515	315
28	25-Sep-06	517	383	65	25-Oct-09	521	332
29	25-Oct-06	521	396	66	25-Nov-09	515	316
30	25-Nov-06	513	395	67	25-Dec-09	521	332
31	25-Dec-06	517	402	68	25-Jan-10	515	311
32	25-Jan-07	509	378	69	25-Feb-10	515	308
33	25-Feb-07	507	369	70	25-Mar-10	534	362
34	25-Mar-07	524	410	71	25-Apr-10	516	303
35	25-Apr-07	503	364	72	25-May-10	522	324
36	25-May-07	507	391	73	25-Jun-10	516	303
37	25-Jun-07	498	367	74	25-Jul-10	522	319
				75	25-Aug-10	516	298

(1) Assumes 1-month LIBOR at 1.10%, 6-month LIBOR at 1.23%, and is run at the pricing speed to call.
(2) Assumes the Forward LIBOR curve and run at the pricing speed to call.

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$300,030,759		
Number of Loans	1,872		
Average Current Loan Balance	$160,273	$20,000	$638,800
(1) Original Combined Loan-to-Value Ratio	81.77%	20.00%	100.00%
(1) Mortgage Rate	7.5053%	4.9900%	12.9900%
(1) Net Mortgage Rate	7.0053%	4.4900%	12.4900%
(1) (3) Note Margin	5.7266%	3.5000%	11.1250%
(1) (3) Maximum Mortgage Rate	13.7442%	11.2500%	18.9900%
(1) (3) Minimum Mortgage Rate	7.3746%	3.5000%	12.1000%
(1) (3) Term to Next Rate Adjustment Rate (months)	24	20	60
(1) Original Term to Stated Maturity (months)	357	180	360
(1) Age (months)	1	0	3
(1) Remaining Term to Stated Maturity (months)	356	177	360
(1) (2) Credit Score	617	500	806

(1) Weighted Average reflected in Total.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable Rate	73.11%
	Fixed Rate	26.89%
Lien	First	95.15%
	Second	4.85%
Property Type	Two- to four- family units	9.13%
	Condo Low-Rise (less than 5 stories)	6.63%
	Planned Unit Developments (attached)	8.12%
	Single-family detached	75.30%
	Townhouse	0.82%
Geographic Distribution	California	49.30%
	Florida	9.90%
	Illinois	7.49%
	Georgia	5.74%
	Texas	3.85%
Number of States (including DC)	38	
Documentation Type	Full/Alternative	51.70%
	Limited	1.22%
	Stated Income	47.08%
Loans with Prepayment Penalties		84.91%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
500 - 519	49	7,193,781	2.40	146,812	77.36
520 - 539	142	21,911,643	7.30	154,307	77.37
540 - 559	179	30,145,601	10.05	168,411	76.95
560 - 579	156	24,823,514	8.27	159,125	78.36
580 - 599	191	33,472,862	11.16	175,251	80.92
600 - 619	271	42,173,402	14.06	155,621	84.93
620 - 639	246	36,611,404	12.20	148,827	84.12
640 - 659	222	34,663,031	11.55	156,140	82.23
660 - 679	158	27,885,037	9.29	176,488	84.80
680 - 699	104	16,623,091	5.54	159,837	82.78
700 - 719	64	10,130,258	3.38	158,285	84.43
720 - 739	32	4,890,579	1.63	152,831	83.95
740 - 759	30	5,883,058	1.96	196,102	83.62
760 - 779	18	2,096,161	0.70	116,453	83.43
780 - 799	9	1,402,336	0.47	155,815	79.07
800 - 819	1	125,000	0.04	125,000	100.00
TOTAL:	1,872	300,030,759	100.00	160,273	81.77

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 4.99%	4	494,553	0.16	123,638	594	77.22
5.00% - 9.99%	6	1,004,103	0.33	167,350	592	79.73
10.00% - 14.99%	9	1,162,521	0.39	129,169	655	70.87
15.00% - 19.99%	29	3,123,465	1.04	107,706	616	81.62
20.00% - 24.99%	67	7,562,005	2.52	112,866	616	84.50
25.00% - 29.99%	152	17,714,501	5.90	116,543	619	79.94
30.00% - 34.99%	216	29,606,803	9.87	137,069	625	80.34
35.00% - 39.99%	270	39,864,906	13.29	147,648	621	81.40
40.00% - 44.99%	405	67,216,338	22.40	165,966	622	82.76
45.00% - 49.99%	530	99,974,739	33.32	188,632	618	82.68
50.00% - 54.99%	182	32,055,424	10.68	176,129	592	79.50
55.00% - 55.00%	2	251,401	0.08	125,700	568	89.24
TOTAL:	1,872	300,030,759	100.00	160,273	617	81.77

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	691	44,438,318	14.81	64,310	621	84.81
$100,001 - $200,000	666	96,441,604	32.14	144,807	611	81.16
$200,001 - $300,000	293	71,751,385	23.91	244,885	609	80.79
$300,001 - $400,000	144	49,834,357	16.61	346,072	621	82.08
$400,001 - $500,000	58	26,385,946	8.79	454,930	634	81.37
$500,001 - $600,000	17	9,296,179	3.10	546,834	647	79.79
$600,001 - $700,000	3	1,882,970	0.63	627,657	640	86.12
TOTAL:	1,872	300,030,759	100.00	160,273	617	81.77

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.0000% - 4.5999%	1	194,000	0.06	194,000	673	73.21
4.5000% - 4.9999%	21	5,585,498	1.86	265,976	670	78.70
5.0000% - 5.4999%	107	25,055,398	8.35	234,163	649	76.25
5.5000% - 5.9999%	182	39,102,174	13.03	214,847	644	78.79
6.0000% - 6.4999%	240	52,651,324	17.55	219,381	627	81.41
6.5000% - 6.9999%	251	45,976,801	15.32	183,175	608	80.24
7.0000% - 7.4999%	329	57,507,158	19.17	174,794	605	82.87
7.5000% - 7.9999%	187	26,399,296	8.80	141,173	593	83.91
8.0000% - 8.4999%	161	19,157,599	6.39	118,991	580	83.55
8.5000% - 8.9999%	78	8,631,746	2.88	110,663	573	82.47
9.0000% - 9.4999%	122	8,884,427	2.96	72,823	625	88.65
9.5000% - 9.9999%	57	3,562,252	1.19	62,496	624	92.31
10.0000% - 10.4999%	76	4,050,332	1.35	53,294	648	96.77
10.5000% - 10.9999%	25	1,242,131	0.41	49,685	617	96.12
11.0000% - 11.4999%	26	1,476,675	0.49	56,795	613	92.90
11.5000% - 11.9999%	8	469,966	0.16	58,746	607	97.69
12.0000% - 12.4999%	1	83,981	0.03	83,981	704	100.00
TOTAL:	1,872	300,030,759	100.00	160,273	617	81.77

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	1	194,000	0.06	194,000	673	73.21
5.0000% - 5.4999%	15	3,934,698	1.31	262,313	662	77.31
5.5000% - 5.9999%	97	23,760,119	7.92	244,950	654	76.80
6.0000% - 6.4999%	137	28,966,446	9.65	211,434	645	78.28
6.5000% - 6.9999%	281	62,081,559	20.69	220,931	630	80.88
7.0000% - 7.4999%	203	37,425,080	12.47	184,360	612	80.46
7.5000% - 7.9999%	384	67,888,142	22.63	176,792	603	82.44
8.0000% - 8.4999%	173	25,324,703	8.44	146,386	596	83.69
8.5000% - 8.9999%	180	20,834,289	6.94	115,746	582	83.76
9.0000% - 9.4999%	71	8,558,325	2.85	120,540	569	82.16
9.5000% - 9.9999%	135	10,046,961	3.35	74,422	620	88.09
10.0000% - 10.4999%	42	2,722,514	0.91	64,822	624	90.06
10.5000% - 10.9999%	92	4,924,170	1.64	53,524	643	96.72
11.0000% - 11.4999%	18	1,022,565	0.34	56,809	620	95.31
11.5000% - 11.9999%	34	1,793,241	0.60	52,742	613	94.14
12.0000% - 12.4999%	8	469,966	0.16	58,746	607	97.69
12.5000% - 12.9999%	1	83,981	0.03	83,981	704	100.00
TOTAL:	1,872	300,030,759	100.00	160,273	617	81.77

Original Combined Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
20.00% - 24.99%	4	283,776	0.09	70,944	640
25.00% - 29.99%	2	159,742	0.05	79,871	593
30.00% - 34.99%	6	583,753	0.19	97,292	651
35.00% - 39.99%	10	1,213,573	0.40	121,357	588
40.00% - 44.99%	10	1,853,587	0.62	185,359	569
45.00% - 49.99%	11	1,697,895	0.57	154,354	633
50.00% - 54.99%	18	2,762,956	0.92	153,498	586
55.00% - 59.99%	35	5,893,759	1.96	168,393	618
60.00% - 64.99%	62	9,713,243	3.24	156,665	590
65.00% - 69.99%	69	13,257,277	4.42	192,134	595
70.00% - 74.99%	106	16,314,484	5.44	153,910	595
75.00% - 79.99%	179	31,156,108	10.38	174,056	596
80.00% - 84.99%	427	81,784,095	27.26	191,532	629
85.00% - 89.99%	224	41,310,483	13.77	184,422	608
90.00% - 94.99%	290	52,050,211	17.35	179,483	616
95.00% - 99.99%	142	20,402,432	6.80	143,679	643
100.00% - 100.00%	277	19,593,386	6.53	70,734	649
TOTAL:	1,872	300,030,759	100.00	160,273	617

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	695	147,923,064	49.30	212,838.94	619	80.25
Florida	240	29,690,500	9.90	123,710.42	615	80.64
Illinois	133	22,477,169	7.49	169,001.27	618	82.80
Georgia	130	17,230,101	5.74	132,539.24	625	88.77
Texas	92	11,545,042	3.85	125,489.59	642	83.62
Other[1]	582	71,164,884	23.73	122,276.43	607	83.09
TOTAL:	1,872	100.00	300,030,759	160,273	617	1,872

[1] Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Purchase	782	105,979,196	35.32	135,523	641	86.15
Equity Refinance	940	167,826,327	55.94	178,539	604	79.00
Rate/Term Refinance	150	26,225,236	8.74	174,835	603	81.80
TOTAL:	1,872	300,030,759	100.00	160,273	617	81.77

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	1,020	155,118,147	51.70	152,077	606	82.19
Limited	22	3,648,984	1.22	165,863	603	76.01
Stated Income	830	141,263,628	47.08	170,197	630	81.46
TOTAL:	1,872	300,030,759	100.00	160,273	617	81.77

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	236	27,981,526	9.33	118,566	643	80.18
Primary Residence	1,624	270,199,004	90.06	166,379	614	81.89
Second/Vacation	12	1,850,229	0.62	154,186	631	88.50
TOTAL:	1,872	300,030,759	100.00	160,273	617	81.77

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	150	27,401,033	9.13	182,674	628	78.49
Condo Low-Rise (less than 5 stories)	138	19,877,368	6.63	144,039	631	83.99
Planned Unit Developments (attached)	145	24,351,762	8.12	167,943	630	81.85
Single-family detached	1,418	225,934,653	75.30	159,333	613	81.92
Townhouse	21	2,465,943	0.82	117,426	655	85.70
TOTAL:	1,872	300,030,759	100.00	160,273	617	81.77

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	314	45,262,411	15.09	144,148	616	83.39
6 Months	7	2,179,920	0.73	311,417	647	80.68
12 Months	63	13,661,198	4.55	216,844	624	80.15
24 Months	1,105	176,566,387	58.85	159,789	612	82.66
36 Months	381	62,198,654	20.73	163,251	630	78.46
60 Months	2	162,188	0.05	81,094	697	87.77
TOTAL:	1,872	300,030,759	100.00	160,273	617	81.77